EXHIBIT B

           VOCALTEC BUYS BACK ITS OWN SHARES FROM A MAJOR SHAREHOLDER

HERZLIA, ISRAEL - VOCALTEC COMMUNICATIONS LTD. (NASDAQ CM:VOCL), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, announced today that it has bought an aggregate of 1,673,549 of its shares, constituting approximately 22.7% of the issued and outstanding share capital of the company, from its largest shareholder, Cisco Systems International B.V.

The share purchase was executed at a price per share of $0.40, for a total aggregate purchase price of approximately $669,000.

Ilan Rosen, Chairman of the board of directors at VocalTec, commented, "The purchase of shares from Cisco Systems reflects the strong vote of confidence and support of the Company's board of directors in the new management team and in VocalTec's future. We believe that the purchase will enable us to strongly increase shareholder value with minimal impact on our balance sheet."

ABOUT VOCALTEC

VocalTec Communications (Nasdaq: VOCL - NEWS) is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans.

www.vocaltec.com

Contact:
VocalTec
Gali Rosenthal, +972 9 9703805
gali@vocaltec.com
or
GK Investor Relations
Kenny Green, 646-201-9246
info@gkir.com